Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Six Months Ended
June 30, 2018
(Millions)
Earnings:
Income (loss) before income taxes	$646
Less: Equity earnings	(174)
Income (loss) before income taxes and equity earnings	472
Add:
Fixed charges:
Interest incurred (1)	570
Rental expense representative of interest factor	8
Total fixed charges	578
Distributed income of equity-method investees	316
Less:
Interest capitalized	(22)
Total earnings as adjusted	$1,344
Fixed charges	$578
Ratio of earnings to fixed charges	2.33

(1)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in Provision (benefit) for income taxes in our Consolidated Statement of Income.